UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                FORM 10-SB/A

                               Amendment No. 4

                      GENERAL FORM FOR REGISTRATION OF
                    SECURITIES OF SMALL BUSINESS ISSUERS
      Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                           Easton Technologies Corp.
                 --------------------------------------------
                (Name of Small Business Issuer in its charter)


                        Delaware                      04-3616005
          -------------------------------  -------------------------------
         (State or other jurisdiction of    I.R.S. Employer Identification
          incorporation or organization)            Number


                    524 Westgate Drive, Edison, New Jersey 08820
              --------------------------------------------------------
            (Address of principal executive offices including Zip Code)


                                 (908) 412-9273
                           --------------------------
                           (Issuer's telephone number)


       Securities to be registered pursuant to Section 12(b) of the Act:

                                        None

       Securities to be registered pursuant to Section 12(g) of the Act:

                           Common Stock,  $.0001 Par Value
                           -------------------------------
                                 (Title of Class)





                                 TABLE OF CONTENTS

                                                                       Page No.
                                                                       --------
PART I

ITEM 1.  Description of Business.......................................     3
ITEM 2.  Plan of Operation.............................................    11
ITEM 3.  Description of Property.......................................    20
ITEM 4.  Security Ownership of Certain Beneficial Owners and
         Management....................................................    20
ITEM 5.  Directors, Executive Officers, Promoters and Control
         Persons.......................................................    21
ITEM 6.  Executive Compensation........................................    25
ITEM 7.  Certain Relationship and Related Transactions.................    25
ITEM 8.  Description of Securities.....................................    26

PART II

ITEM 1.  Market Price of And Dividends on the Registrant's
         Common Equity and Related Stockholder Matters.................    29
ITEM 2.  Legal Proceedings.............................................    30
ITEM 3.  Changes in and Disagreements with Accountants.................    30
ITEM 4.  Recent Sales of Unregistered Securities.......................    30
ITEM 5.  Indemnification of Directors and Officers.....................    30

PART F/S

ITEM 1.  Financial Statements and Exhibits.............................    31

SIGNATURE



                               PART I


ITEM 1.  DESCRIPTION OF BUSINESS

   Since its inception on March 8, 2002, Easton Technologies Corp., a Delaware corporation (the "Company") has not engaged in any operations other than organizational matters. It was formed specifically to be a "blank check" or "clean public shell" corporation, for the purpose of either merging with or acquiring an operating company with operating history and assets. The Company is a "clean public shell" because it has no operations to date and has no debt liabilities. The Company has not been involved in any litigation nor has it had any prior regulatory problems or business failures. We believe that an attraction of the Company as a merger partner or acquisition vehicle will be its status as a reporting company under the Securities Exchange Act of 1934 without any history of prior business failures, litigation or prior regulatory problems.

   The executive offices of the Company are located at 524 Westgate Drive, Edison, New Jersey 08820. Its telephone number is (908)412-9273. The Company's sole officer and the sole director is Mr. Jianjun Zhang. Mr. Zhang was not the original incorporator of the Company. Mr. Zhang, the founder of the Company, through Waywood Investment Limited, a company wholly owned by Mr. Zhang, retained a third party, who, in turn, retained an agent, to incorporate the Company in the State of Delaware. Upon completion of incorporation, the Company issued 5,000,000 shares of the Company's common stock to Waywood Investment Limited ("Waywood') for Waywood's incorporating the Company and clerical and administrative services rendered to the Company. Subsequent to incorporation, the original director resigned as director and Mr. Zhang was appointed as President, Treasurer, Secretary and Director of the Company. Mr. Zhang continues as President, Treasurer, Secretary and Director. Mr. Zhang is the sole shareholder of Waywood Investment Limited, which is the sole shareholder of the Company.

   As to date Mr. Zhang has not commenced implementation of the Company's principal business purpose, which is to locate and negotiate with a business entity for the combination of that target company with the Company. The combination will normally take the form of a merger, stock-for-stock exchange or stock-for-assets exchange. In most instances the target company will wish to structure the business combination to be within the definition of a tax-free Reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended. Mr. Zhang, the sole officer and director of the Company, in any capacity, including as the principal of Waywood Investment Ltd., has not had any preliminary contact or discussions with, and there are no present plans, proposals, arrangements or understandings with, any representatives of the owners of any business or company regarding the possibility of a acquisition or merger transaction contemplated in this registration statement. As of the date of this registration statement, Waywood Investment Ltd. has no preliminary agreements or understandings with and has not located any potential target company for the possibility of an acquisition or merger. The Company cannot give any assurance that it will be successful in locating or negotiating with any target company.

   The Company's plans are in the conceptual stage only. There is no relationship between the particular name of the Company and the Company's intended business plan. If successful in completing a merger or acquisition, the Company expects that it would change its name to reflect the marketing goals of the business combination.

ASPECTS OF A REPORTING COMPANY

    There are certain perceived benefits to being a reporting company. These are commonly thought to include the following:

      * increased visibility in the financial community;

      * compliance with a requirement for admission to quotation on the OTC Bulletin Board maintained by the NASD;

      * the facilitation of borrowing from financial institutions;

      * improved trading efficiency;

      * shareholder liquidity;

      * greater ease in subsequently raising of capital;

      * compensation of key employees through stock options for which there may be a market valuation;

      * enhanced corporate image.

    There are also certain perceived disadvantages to being a reporting company. These are commonly thought to include the following:

      * requirement for audited financial statements;

      * required publication of corporate information;

      * required filings of periodic and episodic reports with the Securities and Exchange Commission;

      * increased rules and regulations governing management, corporate activities and shareholder relations.

COMPARISON WITH INITIAL PUBLIC OFFERING

   Certain private companies may find a business combination more attractive than an initial public offering of their securities. Reasons for this ma include the following:

      * inability to obtain underwriter;

      * possible higher costs, fees and expenses;

      * possible delays in the public offering process;

      * greater dilution of their outstanding securities.

   Certain private companies may find a business combination less attractive than an initial public offering of their securities. Reasons for this may include the following:

      * no investment capital raised through a business combination;

      * no underwriter support of after-market trading.

POTENTIAL TARGET COMPANIES

   A business entity, if any, which may be interested in a business combination with the Company may include the following:

      * a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

      * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

      * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

      * a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

      * a foreign company which may wish an initial entry into the United States securities market;

      * a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

      * a company seeking one or more of the other perceived benefits of becoming a public company.

     A business combination with a target company will normally involve the Issuance to the target company of new shares of common stock of the Company so as to provide the target company with majority control, and the substitution by the target company of its own management and board of directors. No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

      The proposed business activities described herein classify the Company as a "blank check" company. The Securities and Exchange Commission and certain states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. The Company will not issue or sell additional shares or take any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan and it is no longer classified as a blank check company. Neither the Company nor any of its affiliated companies, or its promoter owns or controls any websites. No websites will be created by the Company or its affiliates to locate a target company.

   The sole shareholder of the Company has executed and delivered an agreement affirming that it will not sell or otherwise transfer its shares except in connection with or following a business combination resulting in the Company no longer being classified as a blank check company.

   The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934. The Company will continue to file all reports required of it under the Exchange Act until a business combination has occurred. A business combination will normally result in a change in control and management of the Company. Since a benefit of a business combination with the Company would normally be considered its status as a reporting company, it is anticipated that the Company will continue to file reports under the Exchange Act following a business combination. No assurance can be given that this will occur or, if it does, for how long.

   Mr. Jianjun Zhang is the sole officer and director of the Company and the sole shareholder of the Company's sole shareholder, Waywood Investment Limited, a British Virgin Islands corporation. The Company has no full time employees nor are there any other persons than Mr. Zhang who devote any of their time to its affairs. All references herein to management of the Company are to Mr. Zhang. The inability at any time of Mr. Zhang to devote sufficient attention to the Company could have a material adverse impact on its operations.

GLOSSARY

"Blank Check" Company
---------------------
As used herein, a "blank check" company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Business Combination
--------------------
Normally a merger, stock-for-stock exchange or stock-for-assets exchange between the Registrant and a target company.

The Company or the Registrant
-----------------------------
The corporation whose common stock is the subject of this Registration
Statement.

Exchange Act
------------
The Securities Exchange Act of 1934, as amended.

Penny Stock
-----------
Security as defined in Rule 3a51-1 of the Exchange Act, a "penny stock" security is any equity security other than a security (i) that is a reported security (ii) that is issued by an investment company (iii) that is a put or call issued by the Option Clearing Corporation (iv) that has a price of $5.00 or more (except for purposes of Rule 419 of the Securities Act) (v) that is registered on a national securities exchange (vi) that is authorized for quotation on the Nasdaq Stock Market, unless other provisions of Rule 3a51-1 are not satisfied, or (vii) that is issued by an issuer with
(a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or 5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

Securities Act
--------------
The Securities Act of 1933, as amended.

RISK FACTORS

    The Company's business is subject to numerous risk factors, including the following:

    THE COMPANY HAS NO OPERATING HISTORY AND HAS NO REVENUE AND NO ASSETS. The Company has had no operating history nor any revenues or earnings from operations. The Company has neither assets or nor financial resources. The Company has operated at a loss to date and will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. See PART F/S: "FINANCIAL STATEMENTS". Waywood Investment Ltd. has agreed to pay all expenses incurred by the Company until a business combination without repayment by the Company. Waywood is the sole shareholder of the Company. There is no assurance that the Company will ever be profitable.

    THE COMPANY HAS ONLY ONE DIRECTOR AND ONE OFFICER. The Company's president, its sole officer, is Mr. Jianjun Zhang who is also its sole director and the controlling shareholder of its sole shareholder. Because management consists of only one person, the Company does not benefit from multiple judgments that a greater number of directors or officers would provide and the Company will rely completely on the judgment of its sole officer and director when selecting a target company. The decision to enter into a business combination will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if the Company ha more funds available to it, would be desirable. Mr. Zhang anticipates devoting only a limited amount of time per month to the business of the Company. Mr. Zhang has not entered into a written employment agreement with the Company and he is not expected to do so. The Company has not obtained key man life insurance on Mr. Zhang. The loss of the services of Mr. Zhang would adversely affect development of the Company's business and its likelihood of continuing operations.

    CONFLICTS OF INTEREST. Mr. Zhang, the Company's president, participates in other business ventures which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. The Company has adopted a policy that it will not enter into a business combination with any entity in which any member of management serves as an officer, director or partner, or in which such person or such person's affiliates or associates hold any ownership interest. The Certificate of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Conflicts of Interest."

    THE PROPOSED OPERATIONS OF THE COMPANY ARE SPECULATIVE. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While business combinations with entities having established operating histories are preferred, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control. There is no assurance that the Company can identify a target company and consummate a business combination.

    PURCHASE OF PENNY STOCKS CAN BE RISKY. The Company's securities meet the definition of Penny Stock as found in Rule 3a51-1 of the Securities Exchange Act of 1934. The Commission has adopted Rule 15g-9 which established sales practice requirements for certain low price securities. Unless the transaction is exempt, it shall be unlawful for a broker or dealer to sell a Penny Stock to, or to effect the purchase of a Penny Stock by, any person unless prior to the transaction: (i) The broker or dealer has approved the person's account for transactions in Penny Stock pursuant to this rule and (ii) the broker or dealer has received from the person a written agreement to the transaction setting forth the identity and quantity of the Penny Stock to be purchased. In order to approve a person's account for transactions in Penny Stock, the broker or dealer must: (a) obtain from the person information concerning the person's financial situation, investment experience, and investment objectives; (b) reasonably determine that transactions in Penny Stock are suitable for that person, and that the person has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the risks of transactions in Penny Stock; (c) deliver to the person a written statement setting forth the basis on which the broker or dealer made the determination
(i) stating in a highlighted format that it is unlawful for the broker or dealer to affect a transaction in Penny Stock unless the broker or dealer has received, prior to the transaction, a written agreement to the transaction from the person; and (ii) stating in a highlighted format immediately preceding the customer signature line that the broker or dealer is required to provide the person with the written statement; and (iii) the person should not sign and return the written statement to the broker or dealer if it does not accurately reflect the person's financial situation, investment experience, and investment objectives; and (d) receive from the person a manually signed and dated copy of the written statement. It is also required that disclosure be made as to the risks of investing in Penny Stock and the commissions payable to the broker-dealer, as well as current price quotations and the remedies and rights available in cases of fraud in Penny Stock transactions. Statements, on a monthly basis, must be sent to the investor listing recent prices for the Penny Stock and information on the limited market.

     THERE IS A SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES
AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

    THERE IS NO AGREEMENT FOR A BUSINESS COMBINATION AND NO MINIMUM REQUIREMENTS FOR BUSINESS COMBINATION. The Company has no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. No particular industry or specific business within an industry has been selected for a target company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company.

    REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Pursuant to the requirements of Section 13 of the Exchange Act, the Company is required to provide certain information about significant acquisitions including audited financial statements of the acquired company. These audited financial statements must be furnished within 75 days following the effective date of a business combination. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financials may not be available to the Company at the time of effecting a business combination. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for the Company.

    LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a transaction of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

    REGULATION UNDER INVESTMENT COMPANY ACT. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The
Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

    PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. As a condition of the business combination agreement, Waywood Investment Ltd., the sole shareholder of the Company, may agree to issue a Significant amount of its Company's common stock so to provide the target company with all or majority control. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

    POSSIBLE DILUTION OF VALUE OF SHARES UPON BUSINESS COMBINATION. A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of the Company's common stock may increase or decrease, perhaps significantly.

    ADDITIONAL RISKS RELATING TO DOING BUSINESS IN A FOREIGN COUNTRY.
The Company may effectuate a business combination with a merger target whose business operations or even headquarters, place of formation or primary place of business are located outside the United States. In such event, the Company may face the significant additional risks associated with doing business in that country. In addition to the language barriers, different presentations of financial information, different business practices, and other cultural differences and barriers that may make it difficult to evaluate such a merger target, ongoing business risks result from the international political situation, uncertain legal systems and applications of law, prejudice against foreigners, corrupt practices, uncertain economic policies and potential political and economic instability that may be exacerbated in various foreign countries.

    TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company. However, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

ITEM 2.  PLAN OF OPERATION

MANAGEMENT OF THE COMPANY

     The Company has no full time employees. Mr. Jianjun Zhang is the Company's sole officer and sole director. Mr. Zhang is also the controlling shareholder of Waywood Investment Ltd., which is the sole shareholder of the Company. Mr. Zhang, as president of the Company, has agreed to allocate a limited portion of his time to the activities of the Company after the effective date of the registration statement without compensation. Potential conflicts may arise with respect to the limited time commitment by Mr. Zhang and the potential demands of the Company's activities.

    The amount of time spent by Mr. Zhang on the activities of the Company is not predictable. Such time may vary widely from an extensive amount when reviewing a target company and effecting a business combination to an essentially quiet time when activities of management focus elsewhere, or some amount in between. It is impossible to predict with any precision the exact amount of time Mr. Zhang will actually be required to spend to locate a suitable target company. Mr. Zhang estimates that the business plan of the Company can be implemented by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision.

SEARCH FOR TARGET COMPANY

    The Company was organized for the purpose of creating a corporate vehicle to seek, investigate and, if such investigation warrants, acquire an interest in one or more business opportunities presented to it by persons or firms who or which desire to seek the perceived benefits of a reporting corporation. As to date neither the Company's officer and director nor any promoter and affiliate has engaged in any negotiations with any representatives of the owners of any business or company regarding the possibility of a merger or stock exchange between the Company and such other company.

    The Company has entered into an agreement with Waywood Investment Ltd., the controlling shareholder of the Company, to supervise the search for target companies as potential candidates for a business combination which shall be conducted through a broker-dealer. The agreement will continue until such time as the Company has effected a business combination. As to date Waywood Investment Ltd. has no preliminary agreements or understandings with and has not located any potential target company for the possibility of an acquisition or merger. Waywood Investment Ltd. has agreed to pay all expenses of the Company without repayment until such time as a business combination is effected. Mr. Jianjun Zhang, who is the sole officer and director of the Company, is the sole officer and director and controlling shareholder of Waywood Investment Ltd.

    Waywood Investment Ltd. owns 5,000,000 shares of the Company's common stock for which it paid a total of $500 in services, or $.0001, par value, per share.

    Waywood Investment Ltd. may only locate potential target companies for the Company and is not authorized to enter into any agreement with a potential target company binding the Company. The Company's agreement with Waywood Investment Ltd. is not exclusive and Waywood Investment Ltd. has entered into agreements with its other affiliated companies similar to the Company on identical terms.

    The Company will not restrict its search to any specific business, industry or geographical location, and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has no assets and no financial resources. This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

    The Company will not restrict its search to any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

     While the Company incurs certain expenses in implementing its business plan, the Company does not pay any of those costs. All costs have been and will be paid by Waywood Investment Ltd. ("Waywood"), the sole shareholder of the Company. On March 12, 2002, the Company entered into an agreement with Waywood, under which Waywood agreed to pay all corporate, organizational, and other expenses incurred by the Company without repayment until such time as a business combination is effected (See "Item 7, Certain Relationships and Related Transactions" and Exhibit 10.1 as filed with the Commission on June 10, 2002). Such payments will be made without expectation of repayment unless the owner(s) of the business which the Company acquires, or merges with, agree to repay all or a portion of such expenses. There is no minimum or maximum amount Waywood will pay on behalf of the Company. Waywood has agreed to continue to pay those expenses until the Company completes a business combination. If Waywood fails to pay such expenses, and the Company is unable to obtain additional financing, the Company will be forced to abandon its business and liquidate. The Company currently does not intend to raise funds, either debt or equity, from investors while the Company is a blank check company, and the Company will not borrow any funds to make any payments to the Company's officer, director, promoter, or affiliates.

    Pursuant to Staff Accounting Bulletin 5:T of the Securities and Exchange Commission, the Company shall record all expenses incurred or paid by Waywood on behalf of the Company with a related credit to contributed capital. Accordingly, all expenses incurred or paid by Waywood on behalf of the Company, including office spaces provided free by Waywood valued at $100 per month and at no cost to the Company, has been recorded on the Company's book.

     The Company believes that, as defined under Section 3(a)(4) and Section 3(a)(5) of the Exchange Act, Mr. Zhang or Waywood will not be deemed to be a broker/dealer when Mr. Zhang or Waywood engages in the activities described in this registration statement.

     Mr. Zhang will not, directly or indirectly, including through Waywood, effect transactions in securities for the account of others. Furthermore, pursuant to Rule 3a4-1 of the Exchange Act, Mr. Zhang, the sole shareholder and officer of Waywood, also acting as the sole officer and an associated person of the Company as defined in Rule 3a4-1 of the Exchange Act, will not be deemed to be a broker solely by reason of his participation in the sale of the securities of the Company because he restricts his participation to transactions involving offers and sales of securities that are made only pursuant to a plan or arrangement submitted for the vote or consent of the security holders who will receive securities of the Company in connection with a merger or consolidation or a similar plan of acquisition involving an exchange of securities, or a transfer of assets of any person to the Company in exchange for securities of the Company. In addition, he is (i) not subject to a statutory disqualification, as defined in Section 3(a)39 of the Exchange Act; (ii) not compensated in connection with his participation by he payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and (iii) not an associated person of a broker or dealer.

    Pursuant to Section 3(a)(5) of the Securities Exchange Act of 1934,
Mr. Zhang and Waywood will not be deemed to be a dealer in securities because Mr. Zhang, through Waywood, as the founder of the Company, did not buy the Company's securities through a broker. Nor will Mr. Zhang, directly or indirectly, including through Waywood, engages in the business of buying and selling the Company's securities for his/its own account through a broker or otherwise as a part of a regular business. The proposed transaction as described in this registration statement will only involve the Company's own securities, and will occur only upon consummation of a merger or acquisition transaction. Mr. Zhang, including Waywood, will not receive any kind of finders' fees or transaction related compensation.

In particular:

     a) Mr. Zhang will not, directly or indirectly, including through Waywood, advertise himself or Waywood as, or otherwise hold himself or Waywood out as, being willing to buy or sell securities from his or Waywood's accounts in connection with the proposed activities;

     b) Mr. Zhang will not, directly or indirectly, including through Waywood, provide services to investors, including giving investment advice;

    c) Mr. Zhang will not, directly or indirectly, including through Waywood, purchase or sell securities as principal from or to investors;

    d) Mr. Zhang will not, directly or indirectly, including through Waywood, extend or arrange for the extension of, credit in connection with securities transactions;

    e) Mr. Zhang will not, directly or indirectly, including through Waywood, participate in important parts of securities transactions, including solicitation, negotiation, or execution of the transactions (i) as a broker for the account of others, and/or (ii) as a principal/dealer for his own account through a broker or otherwise as a part of a regular business.

    Besides, Mr. Zhang will not, directly or indirectly, including through Waywood, (i) deal with the public, (ii) make a market in, or quote prices for both purchases and sales of, one or more securities, (iii) participate in a "selling group" or otherwise underwrite securities. Because of Mr. Zhang's or Waywood's limited and passive role, neither Mr. Zhang nor Waywood will be in a position to engage in broker/dealer activities. Mr. Zhang has not engaged in similar activities in the past.

    The Company plans to retain the professional services of a broker-dealer. Such broker dealer shall be duly licensed, in good standing, and registered with the SEC and NASD. The broker-dealer would be selected based on the years such broker-dealer had been in the business and rate of success in matching target companies with acquiring companies, and the form and amount of compensation required by the broker-dealer. The Company would expect such broker-dealer to (i) assist the Company in the search for, and identification of, a target company for a business combination, (ii) provide due diligence assistance for the study of the target company, (iii) assist the Company in negotiating the terms of a business combination with the target company, and (iv) assist the Company in the preparation of all necessary filings with the SEC and other governmental and regulatory authorities.

     As of the date of this registration statement, the Company has not entered into any arrangements or agreements, preliminary or otherwise, with a broker-dealer. The Company will retain a broker-dealer after this registration statement is cleared by the Commission, and prior to the commencement of any business combination. Such broker-dealer will be compensated solely in accordance with the NASD regulations. The Company and Waywood are not affiliated with any broker-dealer, and have not in the past retained a broker-dealer.

     All business combinations will be conducted through a broker-dealer.

SOURCES OF OPPORTUNITIES

    Upon successful regulatory clearance of this registration statement on Form 10-SB/12g, the Company anticipates that business opportunities will be referred to it or to Waywood Investment Ltd. by various sources, including Mr. Zhang, consultants, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company will seek a potential business opportunity from all known sources, but will rely principally on the professional services rendered by a broker-dealer and personal contacts of Mr. Zhang as well as indirect associations between him and other business and professional people. We cannot predict the number of individuals or companies who may approach Mr. Zhang about the Company.

    Waywood Investment Ltd., the sole shareholder of the Company, may enter agreements with one or more broker-dealer to assist it in locating a target company. As is customary in the industry, Waywood Investment Ltd. may pay a finder's fee for persons locating and introducing an acquisition prospect.
In the event the Company consummates a transaction with an entity introduced by a finder, Waywood Investment Ltd. may compensate the finder for the referral in the form of a finder's fee. If a finder's fee is paid, it is anticipated that the finder's fee will be either in the form of the restricted stock received by Waywood Investment Ltd. as part of the terms of the proposed transaction, or in the form of cash paid by Waywood Investment Ltd. The amount of any finder's fee (stock or cash, or any combination thereof) will be subject to negotiation on an individual basis and cannot be estimated at this time. But it will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the dollar amount involved. These fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Waywood Investment Ltd. is solely responsible for the costs and expenses of its activities in seeking a potential target company, including any agreements with consultants, and the Company has no obligation to pay any costs incurred or negotiated by Waywood Investment Ltd.

    No finders' fee or other acquisition related compensation will be paid to the Company's sole officer, director, promoter or its affiliates from revenues or other funds of an acquisition or merger candidate, or by the issuance of debt or equity of such an entity. In this regard, there does not seem to be the possibility that such fees may become a factor in negotiations and present conflicts of interest potential conflicts of interest.

EVALUATION OF OPPORTUNITIES

    The selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a reporting corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex. There is no assurance that the Company will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to the Company and its stockholders. If a merger or acquisition prove unsuccessful, it is possible management of the Company may decide not to pursue further acquisition activities and management may abandon its activities and the Company may become dormant or be dissolved.

    The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. What the Company anticipates it will provide to owners of acquisition candidates, however, is a controlling ownership interest in a reporting company without incurring the cost and time required to conduct an initial public offering. The Company has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

The analysis of new business opportunities will be under the supervision of, Mr. Zhang. While Mr. Zhang likely has no quantifiable experience in the businesses of any particular target companies that may be reviewed, he has experience in managing development stage companies, Mr. Zhang will rely primarily upon his own efforts in accomplishing the business purposes of the Company.

    In analyzing prospective business opportunities, Mr. Zhang will consider the following matters:

     (i)   The available technical, financial and managerial resources;

     (ii)  Working capital and other financial requirements of the target;

     (iii) The target's history of operations, if any;

     (iv)  The target's prospects for the future;

     (v)   The present and expected competition in the target's industry;

     (vi) The quality and experience of management services which may be available and the depth of that management within the target;

     (vii) The potential for further research, development or exploration in the target's industry;

     (viii) Specific risk factors which may be anticipated to impact the proposed activities of the Company;

     (ix)  The potential for growth or expansion and profit;

     (x) The perceived public recognition or acceptance of products, services or trades of the target and the industry and brand or name identification; and

     (xi) All other relevant factors.

    This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

    The Company will not acquire or merge with any entity which cannot provide audited financial statements at the time of the closing of the proposed transaction or with the time frame as required to be provided pursuant to the requirements of SEction 13 of the Exchange Act. The audited financial statements of the aaquired company must be furnished with 75 days following the effective date of a business combination.

    The Company is subject to the reporting requirements of the Exchange Act sixty (60) days after filing the initial Form 10-SB. Under the Exchange Act, any merger or acquisition candidate is required to comply with all applicable reporting requirements, including filing reports of material events, periodic reports and annual reports with accompanying audited financial statements.
In the event the Company merges or acquires a business opportunity, the successor company will be subject to the same reporting obligations as the Company under the Exchange Act. When a non-reporting company becomes the successor of a reporting company by merger, consolidation, exchange of securities, acquisition of assets or otherwise, the successor company is required to provide in a Form 8-K current report the same kind of information that would appear in a registration statement, including audited and pro forma financial statements for at least the two most recent fiscal years or, in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate. The Securities and Exchange Commission (the "Commission") treats these Form 8-K filings in the same way it treats the registration statements on Form 10-SB filings. The Commission subjects them to its standards of review selection, and the Commission may issue substantive comments on the sufficiency of the disclosures represented. If the Company enters into a business combination with a non-reporting company, such non-reporting company will not receive reporting status until the Commission has determined that it will not review the 8-K filing or all of the comments have been cleared by the staff.

    The Board of Directors has passed a resolution which contains a policy that the Company will not seek a business combination with any entity in which the Company's officer, director, shareholder or any affiliate serves as an officer or director or holds any ownership interest.

    A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

TERMS OF A BUSINESS COMBINATION

    In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, franchise or licensing agreement with the target company. On the consummation of a transaction, it is likely that the present management and shareholder of the Company will not be in control of the Company. Mr. Zhang may, as part of the terms of the acquisition transaction, resign and be replaced by new officers and directors without a vote of the Company's shareholders.

    It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

    While the actual terms of a transaction to which the Company may be a party cannot be predicted, we expect that the parties to the business combination will want to avoid the creation of a taxable event and structure the acquisition in a so called "tax free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code of 1986, as amended. In order to obtain tax-free treatment, it may be necessary for the owners of the surviving entity to own 80% or more of the voting stock of the surviving entity. In this event, the shareholder of the Company would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders. However, treatment as a tax free reorganization will not be a condition of any future business combination and if it is not the case, the Company will not obtain an opinion of counsel that the reorganization will be tax free.

    Management believes that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial time, attention and costs for accountants, attorneys and others. If the Company and/or the target business decide not to participate in a specific business opportunity, the costs incurred in the related investigation would not be recoverable. In addition, following the merger the target company will incur additional expenses of complying with the annual and periodic reporting requirements included in the Exchange Act. These will include legal, accounting, printing, filing and related costs.

    With respect to negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholder will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholder at such time.

    The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

UNDERTAKINGS AND UNDERSTANDINGS REQUIRED OF TARGET COMPANIES

    As part of a business combination agreement, the Company intends to obtain certain representations and warranties from a target company as to its conduct following the business combination. Such representations and warranties may include (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act (ii) imposing certain restrictions on the timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 or issued pursuant to Regulation S and (iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.

    A prospective target company should be aware that the market price and volume of its securities, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in the Company within the United States financial community. The Company does not have the market support of an underwriter that would normally follow a public offering of its securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in the Company's securities for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in the Company's securities, which may result in a significant pressure on their market price. The Company may consider the ability and commitment of a target company to actively encourage interest in its securities following a business combination in deciding whether to enter into a transaction with such company.

    A business combination with the Company separates the process of becoming a public company from the raising of investment capital. As a result, a business combination with the Company normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. The Company may require assurances from the target company that it has or that it has a reasonable belief that it will have sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.

    Prior to completion of a business combination, the Company will generally require that it be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 75 days following completion of a business combination; and other information deemed relevant.

COMPETITION

    The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.


ITEM 3.  DESCRIPTION OF PROPERTY

    The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the offices of Waywood Investment Ltd., the sole shareholder of the Company, at a nominal charge of $100 per month. Waywood Investment Ltd. has agreed to continue this arrangement until the Company completes an acquisition or merger.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.


Name and Address             Amount of Beneficial        Percentage
of Beneficial Owner               Ownership               of Class
-------------------          --------------------        -----------

Waywood Investment Ltd.(1)        5,000,000                100%
524 Westgate Drive
Edison, New Jersey 08820

Mr. Jianjun Zhang (2)             5,000,000                100%
524 Westgate Drive
Edison, New Jersey 08820

All Executive Officers and
Directors as a Group (1 Person)   5,000,000                100%
-----------------------------------------------
   (1) Mr. Zhang is the controlling shareholder and sole director and officer of Waywood Investment Ltd. Waywood Investment Ltd. has agreed to provide certain assistance to the Company in locating potential target companies, and to pay all costs of the Company until a business combination, without reimbursement. See "PLAN OF OPERATION -- Search for Target
Company".

   (2) As the controlling shareholder, the sole director and officer of Waywood Investment Ltd., Mr. Zhang is deemed to be the beneficial owner of the common stock of the Company owned by Waywood Investment Ltd.


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

  The Company has one Director and Officer as follows:

        Name            Age            Positions  and Offices Held
   ------------       --------       -------------------------------
  Jianjun Zhang          33          President, Treasurer, Secretary,
                                     and Director

    There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is neither acting on behalf of nor will act at the direction of any other person.

    Set forth below is the name of the director and officer of the Company, all positions and offices with the Company held, the period during which he has served as such, and the business experience during at least the last five years:

    Mr. Jianjun Zhang has served as President, Treasurer, Secretary and the sole member of the Board of Directors of the Company since March 8, 2002 (inception). From February 1994 to January 2000, Mr. Zhang served as a product manager of Shanghai Xiehe Daily-Use Healthy Products Limited, a manufacturer and seller of health and beauty products in Shanghai, China. From January 2000 to January 2002, Mr. Zhang was a self-employed small business consultant. From January 2002 to present, he is president, treasurer, secretary and the sole director of Waywood Investment Ltd., a business consulting firm incorporated in the British Virgin Islands. Waywood Investment Ltd. is the sole shareholder of the Company. In addition to the Company, Mr. Zhang is President, Treasurer, Secretary and the sole director for the following four blank check companies since their inception, which are in parenthesis after the company names: Norton Industries Corp. (March 2002), Oxford Technologies Inc. (March 2002), Ridgefield Industries Corp. (March 2002), and Weston Technologies Corp. (March 2002). None of these companies currently conduct any business other than filing a registration statement with the Securities and Exchange Commission on Form 10-SB/12g at the same time this registration statement is filed.

    During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

   (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

   (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

   (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

   (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

PREVIOUS BLANK CHECK COMPANIES

    No member of management or any promoter of the Company, or an affiliate of either, have been involved in any previous blank check offerings.

CURRENT AND FUTURE BLANK CHECK COMPANIES

    In addition to the Company, Mr. Jianjun Zhang, the president of the Company, is currently involved with other four blank check companies filings under the Exchange Act as set forth below in the table, and may involve in creating additional companies similar to this one. The initial business purpose of each of these companies was or is to engage in a business combination with an unidentified company or companies and each were or will be classified as a blank check company until completion of a business combination.

    Target companies will be located for the Company and other identical blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, certain blank check companies may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, preference of a certain blank check company name by management of the target company, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.


   company name (1)  Registration Form   Filing Date   File Number    Status (2)
-------------------  ------------------  -----------  -------------  ---------
Weston Technologies Corp.  Form 10SB/12g    June 10, 2002  0-49856    n/a
Easton Technologies Corp.  Form 10SB/12g    June 10, 2002  0-49853    n/a
Ridgefield Industries Corp. Form 10SB/12g   June 10, 2002  0-49855    n/a
Oxford Technologies Inc.    Form 10SB/12g   June 10, 2002  0-49854    n/a
Norton Industries Corp.     Form 10SB/12g   June 10, 2002  0-49852    n/a
----------------------------------------------------------------------------

Notes:

(1) The companies set forth above are all registered in the State of Delaware on March 8, 2002. Mr. Jian Jun Zhang is their sole promoter, officer, director and the sole beneficial shareholder.

(2) The term "n/a" indicates that the companies referenced above has not entered into an agreement for a business combination.

    Other than as described herein, Mr. Zhang and management of the Company and the Company's promoter are not affiliated with any other blank check companies.

RECENT TRANSACTIONS BY BLANK CHECK COMPANIES

None.

CONFLICTS OF INTEREST

    Mr. Jianjun Zhang, the Company's sole officer and director, has involved and expects to organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company.
In addition, insofar as Mr. Zhang is engaged in other business activities, he may devote only a portion of his time to the Company's affairs.

    A conflict may arise in the event that another blank check company with which Mr. Zhang is affiliated also actively seeks a target company. It is anticipated that target companies will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, other blank check companies may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

    Mr. Zhang intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Mr. Zhang would not attend to other matters prior to those of the Company. Mr. Zhang estimates that the business plan of the Company can be implemented in theory by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision.

    The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management of the Company or any affiliates have any interest, direct or indirect. There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company.

INVESTMENT COMPANY ACT OF 1940

    Although the Company will be subject to regulation under the Securities Act and the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.

    Waywood Investment Ltd. is the sole shareholder of the Company. As the sole shareholder of the Company, Waywood Investment Ltd. may participate in a business opportunity by purchasing, holding or selling the securities of such business. Waywood Investment Ltd. does not, however, intend to engage primarily in such activities. Section 3(a) of the Investment Company Act of 1940 contains the definition of an "investment company," which excludes any entity that does not engage primarily in the business of investing, reinvesting or trading in securities, or that does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than government securities or securities of majority-owned subsidiaries"). Furthermore, Waywood Investment Ltd. has fewer than 100 shareholders (of which there are currently only one), and is not making and does not intend to make a public offering of its securities. Management of Waywood Investment Ltd. believes that Waywood Investment Ltd. is not deemed to be an investment company by virtue of one of exemptions provided under the Investment Company Act of 1940, as amended.

BLUE SKY REGULATIONS

    Virtually all 50 states have enacted statutes or rules that restrict or prohibit the sale of securities of "blank check" companies to residents so long as they remain without specific business plans. The Company has no current plan to register its shares in any state, and has no intention to issue or sell additional shares in a private offering to anyone, and does not anticipate doing so until after the consummation of a merger or acquisition, after which it will no longer be classified as a blank check company. Waywood Investment Limited, the sole shareholder of the Company, has also expressed its intention that it will not sell any of the Company's common stock shares it owns except in connection with or following completion of a merger, acquisition or other transaction of or by the Company meeting the definition of a business combination as defined in this registration statement or otherwise complying with the purposes of the Company as set out in this registration statement.

    In the event of a violation of state laws regarding resale of "blank check" company shares, the Company could be liable for civil and criminal penalties which would be a substantial impairment to the Company.

ITEM 6.  EXECUTIVE COMPENSATION.

    The Company's sole officer and director does not receive any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. However, the officer and director of the Company anticipates receiving benefits as a beneficial shareholder of the Company, as the officer and director and sole shareholder of Waywood Investment Ltd. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS - Conflicts of Interest".

    No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

    The Company has issued a total of 5,000,000 shares of Common Stock to Waywood Investment Ltd. for incorporating the Company in the State of Delaware and clerical and administrative services valued at $500:

                          Number of Total
       Name                   Shares           Consideration
------------------        ---------------     ----------------
Waywood Investment Ltd.    5,000,000               $500

   As the sole promoter of the Company, Mr. Jianjun Zhang is the sole director, controlling shareholder and the president of Waywood Investment Ltd. All such shares (5,000,000 shares of common stock valued at $500) were issued to Waywood Investment Ltd. in exchange for incorporating the Company in the State of Delaware and clerical and administrative services rendered to the Company, in lieu of cash. The Company relied upon Section 4(2) of the Securities Act of 1933, as amended. As the sole shareholder of Waywood Investment Ltd., Mr. Zhang is deemed to have been the beneficial owner of the common stock of the Company owned by Waywood Investment Ltd.

    Other than disclosed herein, the Company has no transactions with its sole promoter, Mr. Jianjun Zhang, within the past five years as defined in Item 404(d) of Regulation S-B: (1) Nothing of value (including money, property, contracts, options or rights of any kind) has been or will be received, directly or indirectly, by Mr. Jianjun Zhang from the Company; (2) No assets, services, or other consideration therefor, has been or will be received by the Company from Jianjun Zhang; (3) No assets has been or will be acquired from Mr. Jianjun Zhang; (4) No assets, services, or other consideration therefor, has been or will be received by the Company; and (5) No assets has been or will be acquired or to be acquired by Mr. Jianjun Zhang.

    The Company currently uses the offices of Waywood Investment Ltd., the sole shareholder of the Company, at no cost to the Company. See ITEM 3, "DESCRIPTION OF PROPERTY"

    On March 12, 2002, the Company signed an agreement with Waywood Investment Ltd., the sole shareholder of the Company. Pursuant to the Agreement, Waywood Investment Ltd. will provide the following services to the Company, without reimbursement, until the Company enters into a business combination, (i) Preparation and filing of required documents with the Securities and Exchange Commission, (ii) Locating and review of potential target companies, and (iii) Payment of all corporate, organizational, and other costs incurred by the Company.

ITEM 8.  DESCRIPTION OF SECURITIES.

    The authorized capital stock of the Company consists of 80,000,000 shares of common stock, par value $.0001 per share, of which there are 5,000,000 issued and outstanding and 20,000,000 shares of preferred stock, par value $.0001 per share, of which none have been designated or issued. The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

    Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

    Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

    The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

   The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. The
Company has no present plans to issue any preferred stock.

DIVIDENDS

    Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

TRADING OF SECURITIES IN SECONDARY MARKET

    The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of the Company's common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

    The Company presently has 5,000,000 shares of Common Stock outstanding, all of which are "restricted securities", as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were issued in private transactions not involving a public offering. On January 21, 2000, Richard K. Wulff, Chief of Office of Small Business Operations at the Securities and Exchange Commission issued an interpretive letter to the NASD Regulation, Inc., in which he opinioned as follows:

   "It is our view that, both before and after the business combination or transaction with an operating entity or other person, the promoters or affiliates of blank check companies, as well as their transferees, are "underwriters" of the securities issued. Accordingly, we are also of the view that the securities involved can only be resold through registration under the Securities Act. Similarly, Rule 144 would not be available for resale transactions in this situation, regardless of technical compliance with that rule, because these resale transactions appear to be designed to distribute or redistribute securities to the public without compliance with the registration requirements of the Securities Act."

    This interpretation also states that securities held by officers, directors, promoters, and affiliates can only be resold through registration under the Securities Act.

    Following a business combination, the Company may apply for quotation of its securities on the OTC Bulletin Board. In certain cases the Company may elect to have its securities initially quoted in the "pink sheets" published by the National Quotation Bureau, Inc. To have its securities quoted on the OTC Bulletin Board a company must:

  (1) be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators;

  (2) have at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.

    The OTC Bulletin Board is a dealer-driven quotation service. Unlike the NASDAQ Stock Market, companies cannot directly apply to be quoted on the OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the NASDAQ Stock Market or on a national securities exchange is eligible.

TRANSFER AGENT

    It is anticipated that the Company will act as its own transfer agent for the common stock of the Company.


                            PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

   (A) MARKET PRICE. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

    The Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rule 3a51-1 and Rules 15g-1 through 15g-9 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules (as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share), the rules would apply to the Company and to its securities.

    The Securities and Exchange Commission has adopted Rule 15g-9 which established sales practice requirements for certain low price securities. Unless the transaction is exempt, it shall be unlawful for a broker or dealer to sell a Penny Stock to, or to effect the purchase of a Penny Stock by, any person unless prior to the transaction: (i) The broker or dealer has approved the person's account for transactions in Penny Stock pursuant to this rule and (ii) the broker or dealer has received from the person a written agreement to the transaction setting forth the identity and quantity of the Penny Stock to be purchased. In order to approve a person's account for transactions in Penny Stock, the broker or dealer must: (a) obtain from the person information concerning the person's financial situation, investment experience, and investment objectives; (b) reasonably determine that transactions in Penny Stock are suitable for that person, and that the person has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the risks of transactions in Penny Stock; (c) deliver to the person a written statement setting forth the basis on which the broker or dealer made the determination
(i) stating in a highlighted format that it is unlawful for the broker or dealer to affect a transaction in Penny Stock unless the broker or dealer has received, prior to the transaction, a written agreement to the transaction from the person; and (ii) stating in a highlighted format immediately preceding the customer signature line that (iii) the broker or dealer is required to provide the person with the written statement; and
(iv) the person should not sign and return the written statement to the broker or dealer if it does not accurately reflect the person's financial situation, investment experience, and investment objectives; and (d) receive from the person a manually signed and dated copy of the written statement.
It is also required that disclosure be made as to the risks of investing in Penny Stock and the commissions payable to the broker- dealer, as well as current price quotations and the remedies and rights available in cases of fraud in Penny Stock transactions. Statements, on a monthly basis, must be sent to the investor listing recent prices for the Penny Stock and information on the limited market.

   (B) HOLDERS. There is one holder of the Company's Common Stock. The issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

   (C) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.


ITEM 2.  LEGAL PROCEEDINGS.

    There is no litigation pending or threatened by or against the Company.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

    The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

    In connection with organizing the Company, on March 8, 2002, the Company issued a total of 5,000,000 unregistered shares of common stock at a value of $.0001 per share to Waywood Investment Ltd. for services rendered. Mr. Jianjun Zhang, the Company's sole officer and director is the sole director, controlling shareholder and president of Waywood Investment Ltd. The aforementioned securities were issued under the exemption from registration provided by Section 4(2) of the Securities Act, as amended.
We believed this exemption is available because these issuances were transactions not involving a public offering. There was no general solicitation or advertising used to offer our shares; the sole beneficial investor had the knowledge and experience in financial and business matters to evaluate the merits and risks of this prospective investment and therefore was either accredited or sufficiently sophisticated to undertake such an investment. Further, securities were not offered or sold to more than thirty-five (35) unaccredited investors.

We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation contains such a provision.

    INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE
SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.


                                PART F/S


FINANCIAL STATEMENTS.

    Set forth below are the audited financial statements for the Company for the period ended June 30, 2002. The following financial statements are attached to this report and filed as a part thereof.







                           Easton Technologies Corp.
                          (a Development Stage Company)


                          Audited Financial Statements
                       as of  June 30, 2002  and for the
            Period from March 8, 2002 (Inception) to June 30, 2002



                             TABLE OF CONTENTS


                                                                     Page No.
                                                                     -------

Independent Auditor's Report ..........................................  3

Balance Sheet as of June 30, 2002 .....................................  4

Statement of Operations for the period
  from March 8, 2002  (Inception) to June 30, 2002 ....................  5

Statement of Changes in Stockholder's Equity for the period
  from March 8, 2002  (Inception) to June 30, 2002 ....................  6

 Statement of Cash Flows for the Period
  from March 8, 2002  (Inception) to June 30, 2002 ....................  7

 Notes to Financial Statements ........................................  8







Stan J. H. Lee, CPA
A member firm of DMHD Hamilton Clark & Co.         Tel: (201) 681-7475
2182 Lemoine Ave., Suite 200                       Fax: (815) 846-7550
Fort Lee, NJ 07024                                 E-mail: sierra5533@aol.com



                   INDEPENDENT PUBLIC ACCOUNTANTS' REPORT


The Board of Directors
Easton Technologies Corp.
(A Development Stage Company)
Edison, NJ

     I have audited the accompanying balance sheet of Easton Technologies Corp. (a development stage company) as of June 30, 2002, and the related statements of operations, shareholders' equity and cash flows for the period from March 8, 2002 (inception) to June 30, 2002. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audits.

     I conducted my audits in accordance with generally accepted auditing standards in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, on a test basis, examination of evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

    In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Easton Technologies Corp. (a Development Stage Company) as of June 30, 2002, and the results of its operations and cash flows for the period from March 8, 2002 (inception) to June 30, 2002 in conformity with generally accepted accounting principles in the United States.

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company was only recently formed, has no revenues and has not yet commenced any formal business operations. This factor raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Stan J.H. Lee /s/
----------------------
Stan J. H. Lee, CPA
License # CC 23007

July 26, 2002
Fort Lee, New Jersey




                          Easton Technologies Corp.
                          (A Development Stage Company)

                                 BALANCE SHEET
                              As of June 30, 2002


                                    ASSETS

CURRENT ASSETS ................................................  $     0
                                                                 --------
   TOTAL CURRENT ASSETS .......................................        0
                                                                 --------
OTHER ASSETS ..................................................        0
                                                                 --------
  TOTAL OTHER ASSETS ..........................................        0
                                                                 --------
TOTAL ASSETS ..................................................  $     0
                                                                =========

                    LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES ...........................................  $     0
                                                                ---------
  TOTAL CURRENT LIABILITIES ...................................        0
                                                                ---------

STOCKHOLDERS' EQUITY

   Preferred stock, $.0001 par value, 20,000,000 shares
   authorized, none share issued and outstanding ..............        0

   Common stock, $.0001 par value, 80,000,000 shares
   authorized, 5,000,000 shares issued and outstanding ........      500

Contributed capital by controlling shareholder.................    3,200

Deficit accumulated during development stage ..................   (3,700)
                                                                  -------
   TOTAL STOCKHOLDERS' EQUITY .................................        0
                                                                  -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ....................    $   0
                                                                  =======


            The accompanying notes are an integral part of these
                      financial statements






                            Easton Technologies Corp.
                            (A Development Stage Company)

                               STATEMENT OF OPERATIONS
          for the Period from March 8, 2002 (Inception) to June 30, 2002


REVENUE ........................................................    $    0
                                                                    -------
EXPENSES
   Administrative and Professional Expenses ....................     3,200
   Organizational costs ........................................       500
                                                                    -------
TOTAL EXPENSES .................................................     3,700
                                                                    -------
NET LOSS .......................................................   $(3,700)
                                                                    =======

Net Loss Per Share
    - Basic ....................................................  $( .0007)
                                                                  =========

Weighted Average Number of Common Shares Outstanding ...........  5,000,000
                                                                  =========




           The accompanying notes are an integral part of these
                          financial statements






                           Easton Technologies Corp.
                           (A Development Stage Company)

                   STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


            for the Period from March 8, 2002 (Inception) to June 30, 2002



                             Common Stock                Contributed Capital       Deficit Accumulated
                                Shares       Amount   by controlling shareholder  During Development Stage  Total
                            --------------  ---------  -------------------------  ------------------------ -------
March 8, 2002
Issuance of
 common stock for service      5,000,000     $ 500           ---                     ---                    $ 500

Contributed capital
 by controlling shareholder       ---         ---           3,200                    ---                    3,200

Net loss for the period
 From March 8, 2002
 (Inception) to June 30, 2002    ---         ---            ---                    $ (3,700)               (3,700)

Balance at
 June 30, 2002                5,000,000     $ 500         $ 3,200                  $ (3,700)                  $ 0
                               =========     =====        ========                   =======               ========



         The accompanying notes are an integral part of these financial statements





                           Easton Technologies Corp.
                           (A Development Stage Company)

                             STATEMENT OF CASH FLOWS

       for the Period from March 8, 2002 (Inception) to June 30, 2002

Cash Flows from Operating Activities
  Net Loss .......................................................... $ (3,700)
  Adjustment to reconcile net loss to
  Net cash provided by operational activities
    Issuance of common stock for service ............................       500
  Expense paid and  incurred by the controlling shareholder .........     3,200
                                                                         -------
Net cash used in operating activities ...............................         0

Cash Flows from Investing Activities ................................         0
                                                                         -------
Cash Flows from Financing Activities ................................         0
                                                                         -------

Cash, Beginning of period ...........................................     $   0
                                                                         =======

Cash, End of period .................................................     $   0
                                                                         ========



            The accompanying notes are an integral part of these
                            financial statements




                        Easton Technologies Corp.
                         (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO FINANCIAL STATEMENTS
                              June 30, 2002


1.    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      -----------------------------------------------------------
Going Concern
--------------

     The accompanying financial statements have been prepared in conformity with the U.S. generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company was only recently formed, has incurred losses since its inception and has not yet been successful in establishing profitable operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern.

     In this regard, management is proposing to raise any necessary additional funds not provided by operations through additional sales of its common stock. There is no assurance that the Company will be successful in raising this additional capital or achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

    The sole shareholder of the Company, Waywood Investment Limited, agreed to provide services without reimbursements from the Company and pay for all corporate, organizational, and other costs incurred by the Company without repayment until such time as a business combination is effected(see Note 3 - "Related Party Transactions - Agreement") and have successfully met such financial obligations under the agreement to this date.

Development Stage Company
-------------------------

    Easton Technologies Corp. has been in the development stage since its formation on March 8, 2002. Planned principal operations have not commenced since then and the company has not generated any revenue

Basis of Presentation
---------------------

    This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to the U.S. generally accepted accounting principles and have been consistently applied in the preparation of the financial statements, which are stated in U.S. Dollars.

Organization
------------

    Easton Technologies Corp. (a development stage company) ("the Company") was incorporated in the State of Delaware on March 8, 2002 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. At June 30, 2002, the Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation and preparation of filling of a registration statement on Form 10-SB with the Securities and Exchange Commission. The Company's fiscal year end is December 31.

    The Company's ability to commence operations is contingent upon its ability to identify a prospective target business and raise the capital it will require through contributions by its shareholders, the issuance of equity securities, debt securities, loan from officers and directors, bank borrowings or a combination thereof.

Cash and cash equivalents
-------------------------

    The Company considers all liquid investments with a maturity of three months or less from the date of purchase that are readily convertible into cash to be cash equivalents.

Use of estimates
----------------

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Start-up expenses
-----------------

    The Company is expensing all start up expenses in accordance with AICPA Statements of Position 98-5.

Income taxes
------------

    The Company records its income tax provision in accordance with SFAS 109, which requires the use of the liability method of accounting for deferred income taxes. As the Company has not generated taxable income since its inception, no provision for income taxes has been made. At June 30, 2002, the Company did not have any significant net operating loss carryforwards. At June 30, 2002, the Company did not have any significant deferred tax liabilities or deferred tax assets.

Basic and diluted net loss per share
------------------------------------

   Net loss per share is calculated in accordance with Statement of Financial Accounting Standards 128, Earnings Per Share ("SFAS 128"), which superseded Accounting Principles Board Opinion 15 ("APB 15"). Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares, stock options and warrants were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. At June 30, 2002 there were no dilutive convertible shares, stock options or warrants.

Recent issued accounting standards
----------------------------------

    In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets". SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. For all business combinations for which the date of acquisition is after June 30, 2001, SFAS No. 141 also establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain, rather than deferred and amortized. SFAS No. 142 changes the accounting for goodwill and other intangible assets after an acquisition. The most significant changes made by SFAS No. 142 are:(1) goodwill and intangible assets with indefinite lives will no longer be amortized; (2) goodwill and intangible assets with indefinite lives must be tested for impairment at least annually; and (3) the amortization period for intangible assets with finite lives will no longer be limited to forty years. At this time, the Company does not believe that the adoption of either of these statements will have a material effect on its financial position, results of operations, or cash flows.

    In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS No. 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial position, results of operations, or cash flows.

    In August 2001, the FASB also approved SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 replaces SFAS No. 121. The new accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting Results of Operations
    - Reporting the Effects of Disposal of a Segment of a Business", for the disposal of segments of a business. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. At this time, the Company does not believe that the adoption of SFAS No. 144 will have a material effect on its financial position, results of operations, or cash flows.

 2. SHAREHOLDERS' EQUITY
    ---------------------

    Preferred Stock
    ---------------

    The Company is authorized to issue 20,000,000 shares of preferred stock
    at $.0001 par   value, with such designation voting and other rights
    and preferences as may be determined from time to time by the Board of Directors. As of June 30, 2002, no preferred stock has been issued.

    Common Stock and Contributed Capital
    ------------------------------------

    The Company is authorized to issue 80,000,000 shares of common stock at
    $.0001 par value.   On March 8, 2002, the Company issued 5,000,000 shares
    of its common stock to Waywood Investment Limited, the sole shareholder of the Company, pursuant to Section 4(2) of the Securities Act of 1933 for services valued at $500. As to date all expenses incurred or paid by the controlling shareholder on behalf of the Company are recorded as contributed capital by the Company's controlling shareholder.

3.  RELATED PARTY TRANSACTIONS
    --------------------------

    Management Compensation - Since its inception , the Company has not paid any compensation to any officer or director of the Company and no significant time and efforts have either incurred on the part of management.

    Office Space - The Company neither owns nor leases any real property. Office spaces are provided at nominal charge by the sole director and officer of the Company at $100 per month.

    Agreement - On March 12, 2002, the Company signed an agreement with Waywood Investment Limited. ("Waywood"), the sole shareholder of the Company. The Agreement calls for Waywood to provide the following services, without reimbursement from the Company, until the Company enters into a business combination as described in Note 1: (1) Preparation and filing of all required documents with the Securities and Exchange Commission; (2) Location and review of potential target companies, and (3) Payment of all corporate, organizational, and other costs incurred by the Company.

    All expenses incurred or paid by the controlling shareholder on behalf of the Company to the date have been recorded in the Company's statement of operations with a related credit to contributed capital and this include the costs of consulting agreements and finders' fee by the controlling shareholder for locating a target company.




                                      PART III


ITEM 1. INDEX TO EXHIBITS.

    EXHIBIT NUMBER                       DESCRIPTION
    --------------        --------------------------------------
       3.1*                Certificate of Incorporation
       3.2*                By-Laws
       4.1**               Specimen Stock Certificate
       10.1*               Agreement with Waywood Investment Ltd.
       10.2*               Shareholder agreement
       23.1**              Consent of Independent Certified Public Accountants


   *   Previously filed on Form 10SB/12g dated June 10, 2002.
   **  Previously filed on Form 10SB/A dated July 29, 2002.




                                  SIGNATURES

   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



Easton Technologies Corp.



By: /s/ Jianjun Zhang
-------------------------------------
Jianjun Zhang, Director and President


Date: November 8, 2002